SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------

                                 SCHEDULE 13G*
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)



                        IntraBiotics Pharmaceuticals, Inc.
                               (Name of Issuer)

                         Common Stock, par value $.001
                        (Title of Class of Securities)

                                  46116T100
                                (CUSIP Number)

                                April 5, 2000
            (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                           (Page 1 of 16 Pages)
---------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46116T100             13G                    Page 2 of 16 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              BOWMAN CAPITAL TECHNOLOGY FUND LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                1,029,954
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                1,029,954
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                1,029,954
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                3.6%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 46116T100             13G                    Page 3 of 16 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                     BOWMAN CAPITAL FOUNDERS FUND LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                694,827
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                694,827
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                694,827
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                2.4%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 46116T100             13G                    Page 4 of 16 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              BOWMAN CAPITAL CROSSOVER FUND LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                17,300
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                17,300
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                17,300
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                0.1%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 46116T100             13G                    Page 5 of 16 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              BOWMAN CAPITAL CROSSOVER FUND "A" LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                300
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                300
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                300
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                0.0%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 46116T100             13G                    Page 6 of 16 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              BOWMAN CAPITAL CLIPPER FUND LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                17,587
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                17,587
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                17,587
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                0.1%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 46116T100             13G                    Page 7 of 16 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              BOWMAN CAPITAL MANAGEMENT, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                3,231,313
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                3,231,313
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                3,231,313
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                11.1%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 IA,OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 46116T100             13G                    Page 8 of 16 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                               Lawrence A. Bowman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                United States of America
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER           142,857
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                3,231,313
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                142,857
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                3,231,313
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                3,374,170
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                11.6%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 46116T100                 13G                    Page 9 of 16 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is IntraBiotics Pharmaceuticals, Inc.
     (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive office is located at 1255 Terra Bella Avenue, Mountain View, CA 94043

Item 2(a).     Name of Person Filing:

     This statement is filed by:

            (i) Bowman Capital Technology Fund LP, a Delaware limited partnership ("Technology"), with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by it;

            (ii) Bowman Capital Founders Fund LP, a Delaware limited partnership ("Founders"), with respect to shares of Common Stock directly owned by it;

            (iii) Bowman Capital Crossover Fund LP, a Delaware limited partnership ("Crossover"), with respect to shares of Common Stock directly owned by it;

            (iv) Bowman Capital Crossover Fund "A" LP, a Delaware limited partnership ("Crossover A"), with respect to shares of Common Stock directly owned by it;

            (v) Bowman Capital Clipper Fund LP, a Delaware limited partnership ("Clipper"), with respect to shares of Common Stock directly owned by it;

            (vi) Bowman Capital Management, L.L.C., a Delaware limited liability company and a registered investment adviser (the "Investment Manager"), which (A) serves as investment manager to and has investment discretion over the securities held by Bowman Capital Technology Offshore Fund Limited, a British Virgin Islands corporation ("Tech Offshore"), with respect to shares of Common Stock directly owned by Tech Offshore, Bowman Capital Founders Offshore Fund Cayman Limited, a Cayman Islands corporation ("Founders Offshore"), with respect to shares of Common Stock directly owned by Founders Offshore, and a managed account (the "Managed Account"), with respect to shares of Common Stock directly owned by the Managed Account and (B) serves as the general partner of each of Technology, Founders, Crossover, Crossover A and Clipper (together, the "Partnerships"), with respect to shares of Common Stock directly owned by each of the Partnerships; and

CUSIP No. 46116T100                 13G                    Page 10 of 16 Pages

             (vii) Mr. Lawrence A. Bowman ("Mr. Bowman"), who serves as the managing member and president of the Investment Manager, with respect to shares of Common Stock directly owed by Mr. Bowman, the Partnerships, Tech Offshore, Founders Offshore and the Managed Account.

      The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

 Item 2(b).     Address of Principal Business Office or, if None, Residence:

      The address of the business office of each of the Reporting Persons is 1875 South Grant Street, Suite 600, San Mateo, CA 94402.

 Item 2(c).     Citizenship:

      Each of the Partnerships and the Investment Manager is organized under the laws of the State of Delaware. Mr. Bowman is a citizen of the United
States of America.

 Item 2(d).     Title of Class of Securities:

      Common Stock, par value $.001 ("Common Stock")

 Item 2(e).  CUSIP Number:

      46116T100

 Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
 (c), check whether the person filing is a:

           (a) [ ] Broker or dealer registered under Section 15 of the Act,

           (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

           (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

           (e) [ ]   Investment Adviser in accordance with Rule
                     13d-1 (b)(1)(ii)(E),

           (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

CUSIP No. 46116T100                 13G                    Page 11 of 16 Pages

           (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

           (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

           (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

           (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

 If this statement is filed pursuant to 13d-1(c), check this box:  [x]

 Item 4.   Ownership.

      A. Bowman Capital Technology Fund LP
           (a) Amount beneficially owned:  1,029,954
           (b) Percent of class: 3.6% The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 28,989,144 shares of Common Stock issued and outstanding on April 30, 2000, as reflected in the Company's Form 10-Q for the quarterly period ended March 31, 2000.
           (c) Number of shares as to which such person has:
               (i) Sole power to vote or direct the vote:  -0-
               (ii) Shared power to vote or direct the vote:  1,029,954
               (iii) Sole power to dispose or direct the disposition:  -0-
               (iv) Shared power to dispose or direct the
                    disposition:  1,029,954

      B. Bowman Capital Founders Fund LP
           (a) Amount beneficially owned:  694,827
           (b) Percent of class:  2.4%
           (c) Number of shares as to which such person has:
               (i) Sole power to vote or direct the vote:  -0-
               (ii) Shared power to vote or direct the vote:  694,827
               (iii) Sole power to dispose or direct the disposition:  -0-
               (iv) Shared power to dispose or direct the disposition:  694,827

      C. Bowman Capital Crossover Fund LP
           (a) Amount beneficially owned:  17,300
           (b) Percent of class:  0.1%
           (c) Number of shares as to which such person has:
               (i) Sole power to vote or direct the vote:  -0-
               (ii) Shared power to vote or direct the vote:  17,300
               (iii) Sole power to dispose or direct the disposition:  -0-
               (iv) Shared power to dispose or direct the disposition:  17,300

CUSIP No. 46116T100                 13G                    Page 12 of 16 Pages


      D. Bowman Capital Crossover Fund "A" LP
           (a) Amount beneficially owned:  300
           (b) Percent of class:  0.0%
           (c) Number of shares as to which such person has:
               (i) Sole power to vote or direct the vote:  -0-
               (ii) Shared power to vote or direct the vote:  300
               (iii) Sole power to dispose or direct the disposition:  -0-
               (iv) Shared power to dispose or direct the disposition:  300

      E. Bowman Capital Clipper Fund LP
           (a) Amount beneficially owned:  17,587
           (b) Percent of class:  0.1%
           (c) Number of shares as to which such person has:
               (i) Sole power to vote or direct the vote:  -0-
               (ii) Shared power to vote or direct the vote:  17,587
               (iii) Sole power to dispose or direct the disposition:  -0-
               (iv) Shared power to dispose or direct the disposition:  17,587

      F. Bowman Capital Management, L.L.C.
           (a) Amount beneficially owned:  3,231,313
           (b) Percent of class:  11.1%
           (c) Number of shares as to which such person has:
               (i) Sole power to vote or direct the vote:  -0-
               (ii) Shared power to vote or direct the vote:  3,231,313
               (iii) Sole power to dispose or direct the disposition:  -0-
               (iv) Shared power to dispose or direct the disposition:3,231,313

      G. Lawrence A. Bowman
           (a) Amount beneficially owned:  3,374,170
           (b) Percent of class: 11.6%
           (c) Number of shares as to which such person has:
               (i) Sole power to vote or direct the vote:  142,857
               (ii) Shared power to vote or direct the vote:  3,231,313
               (iii) Sole power to dispose or direct the disposition:  142,857
               (iv) Shared power to dispose or direct the disposition:3,231,313

CUSIP No. 46116T100                 13G                    Page 13 of 16 Pages


Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Tech Offshore, Founders Offshore and the Managed Account, each clients of the Investment Manager, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Schedule 13G. No single client holds more than five percent of the class of securities reported herein.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     Not applicable.


Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 46116T100                 13G                   Page 14 of 16 Pages


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  August 8, 2000

                                  /s/ Thomas Pindelski
                                  -------------------------------------
                                  Thomas Pindelski, Attorney-In-Fact for
                                  Lawrence A. Bowman, individually, and as
                                  managing member and president of
                                   Bowman Capital Management, L.L.C.,
                                  for itself and as the general partner of
                                  Bowman Capital Technology Fund LP,
                                  the general partner of
                                  Bowman Capital Founders Fund LP,
                                  the general partner of
                                  Bowman Capital Crossover Fund LP,
                                  the general partner of
                                  Bowman Capital Crossover Fund "A" LP, and
                                   the general partner of
                                   Capital Clipper Fund LP

CUSIP No. 46116T100                13G                 Page 15 of 16 Pages

                                 EXHIBIT 1

                         JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13d-1(k)


     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  August 8, 2000

                                  /s/ Thomas Pindelski
                                  -------------------------------------
                                  Thomas Pindelski, Attorney-In-Fact for
                                  Lawrence A. Bowman, individually, and as
                                  managing member and president of
                                  Bowman Capital Management, L.L.C.,
                                  for itself and as the general partner of
                                  Bowman Capital Technology Fund LP,
                                  the general partner of
                                  Bowman Capital Founders Fund LP,
                                  the general partner of
                                  Bowman Capital Crossover Fund LP,
                                  the general partner of
                                  Bowman Capital Crossover Fund "A" LP, and
                                  the general partner of
                                  Capital Clipper Fund LP

CUSIP No. 46116T100                13G                 Page 16 of 16 Pages

                                 EXHIBIT 2

                           CONFIRMING STATEMENT


     This Statement confirms that the undersigned, Lawrence A. Bowman, has authorized and designated Thomas Pindelski to execute and file on the undersigned's behalf all Schedules 13G and 13D (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of IntraBiotics Pharmaceuticals, Inc. The authority of Thomas Pindelski under this Statement shall continue until the undersigned is no longer required to file Schedules 13G and 13D with regard to the ownership of or transaction in securities of IntraBiotics Pharmaceuticals, Inc., unless earlier revoked in writing. The undersigned acknowledges that Thomas Pindelski is not assuming any of the undersigned's responsibilities to comply with Section 13(d) of the Securities Exchange Act of 1934.

Date:  August 8, 2000


                                  /s/ Lawrence A. Bowman
                                  -------------------------------------
                                  Lawrence A. Bowman